1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated June 17, 2024

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2024/06/14	Discharge of Representative of Juristic Person Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2024
Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.1

Discharge of Representative of Juristic Person Director

Date of events: 2024/06/14

Content:

1.
Date of occurrence of the change: 2024/06/14
2.
Name of legal person: Ministry of Transportation and Communications
3.
Name of the previous position holder: Hsiang-Ling Hu
4.
Resume of the previous position holder: Chairman of the Railway Technology Research and Certification Center
5.
Name of the new position holder: None
6.
Resume of the new position holder: None
7.
Reason for the change: Discharge
8.
Original term (from __________ to __________): From 2022/05/27 to 2025/05/26
9.
Effective date of the new appointment: NA
10.
Any other matters that need to be specified: Effective from May 20th, 2024